

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 18, 2014

Via E-mail
Michael S. McClure
Chief Financial Officer
Strategic Storage Growth Trust, Inc.
111 Corporate Drive, Suite 120
Ladera Ranch, California 92694

> **Re:** **Strategic Storage Growth Trust, Inc.**
> **Registration Statement on Form S-11**
> **Filed January 22, 2014**
> **File No. 333-193480**

Dear Mr. McClure:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please tell us if you intend on relying on the guidance included in the Division's Disclosure Guidance Topic No. 6 located at http://www.sec.gov/divisions/corpfin/guidance/cfguidance-topic6.htm.

2. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

3.   Please submit all written sales materials proposed to be transmitted to prospective investors, orally or in writing, including that intended for broker-dealer use only. Please be aware that we will need time to review these materials. In addition, note that sales materials must set forth a balanced presentation of the risks and rewards to investors and should not contain any information or disclosure that is not contained in or derived from the prospectus. For guidance, please refer to Item 19.D of Industry Guide 5. Please also confirm that you will continue to provide us sales materials prior to use for the duration of the registered offering.

4.   Please provide us with copies of any graphics, maps, photographs, and related captions or other artwork including logos that you intend to use in the prospectus. Such graphics and pictorial representations should not be included in any preliminary prospectus distributed to prospective investors prior to our review.

5.   We note that you may conduct a share repurchase program during the offering period of the shares being registered under this registration statement. Please be advised that you are responsible for analyzing the applicability of Regulation M to your share repurchase program. We urge you to consider all the elements of your share repurchase program in determining whether the program is consistent with the class relief granted by the Division of Market Regulation in the class exemptive letter granted Alston & Bird LLP dated October 22, 2007. To the extent you have questions as to whether the program is entirely consistent with that class exemption you may contact the Division of Trading and Markets.

6.   Please be advised that you are responsible for analyzing the applicability of the tender offer rules, including Rule 13e-4 and Regulation 14E, to your share redemption plan. We urge you to consider all the elements of your share redemption plan in determining whether the program is consistent with relief granted by the Division of Corporation Finance in prior no action letters. See, for example, T REIT Inc. (Letter dated June 4, 2001), Wells Real Estate Investment Trust II, Inc. (Letter dated December 3, 2003) and Hines Real Estate Investment Trust, Inc. (Letter dated June 4, 2004). To the extent you have questions as to whether the program is entirely consistent with the relief previously granted by the Division of Corporation Finance, you may contact the division's Office of Mergers and Acquisitions.

7.   Please provide us with support for all quantitative and qualitative business and industry data used in the prospectus. For example only, we note your disclosure in the "The Self Storage Industry" section starting on page 59. Clearly mark the specific language in the supporting materials that supports each statement. The requested information should be filed as EDGAR correspondence or, alternatively, should be sent in paper form accompanied by a cover letter indicating that the material is being provided pursuant to Securities Act Rule 418 and that such material should be returned to the registrant upon completion of the staff review process.

8.   We note your disclosure throughout your registration statement that you intend to invest in "opportunistic" self storage properties. Please revise your disclosure to clarify the meaning of the term "opportunistic" as used in your registration statement and to clearly identify the types of properties that you plan to acquire.

9.   We note that you have engaged in a private offering and have sold approximately $.9 million in shares. Please provide the disclosure required by Item 506 of Regulation S-K or advise. Additionally, please provide the disclosure required by Item 201(b) of Regulation S-K or advise. Finally, we note your disclosure that you will "terminate the private offering upon commencement of this offering." Please provide us with a detailed analysis regarding why the concurrent private placement should not be integrated into your current public offering. Please see Securities Act Release No. 8828 (Aug. 10, 2007).

Prospectus Cover Page

10.   Please ensure that the text on the cover page and throughout your registration statement is at least as large and as legible as 10-point modern type. Please refer to Rule 420(a) of the Securities Act of 1933.

11.   Please revise the cover page of your prospectus to identify any arrangements to place the funds raised in the offering in an escrow, trust or similar account, or if you have not made any of these arrangements, to state this fact and describe the effect on investors. Please refer to Item 501(b)(8) of Regulation S-K.

12.   If appropriate, please state that there are certain limitations on the transferability of the securities being registered and refer to a statement elsewhere in the prospectus as to the nature of such limitations or advise. Please refer to Item 1(b) of Form S-11.

13.   Please add cover page and summary risk factors to address the risk of the possibility of dilution if the manager is internalized, the risk that you may incur significant fees if you terminate your advisory agreement, and the risk that your sponsor will face competing time demands in relation to managing two start-up entities in addition to other programs, . Please make similar revisions to your Risk Factor section as appropriate.

14.   Please expand the second bullet point summary risk factor to clarify that you may borrow to fund distributions.

Questions and Answers about this Offering, page 1

15.   We note your disclosure on page 15 that you intend to seek a liquidity event in three to five years from the completion of this offering, and your disclosure on page 4 that you are a "finite-life" REIT. However, we also note on page 4, you state that you may conduct a follow-on offering and that the "offerings of [your] common stock could be

conducted for six years or more." Please revise your disclosure, as appropriate, to reconcile these discrepancies.

Risk Factors, page 18

16.   Please add a risk factor to explain that upon any internalization of your advisor, certain key employees may not remain with the advisor but will instead remain employees of the sponsor or its affiliates. In addition, please add a risk factor addressing the impact on you if the advisor is internalized by another entity.

Until proceeds from this offering are invested and generating operating . . . , page 21

17.   Please expand this risk factor disclosure to address the dilution that will occur if you pay distributions in excess of your earnings or advise.

This is a "best efforts" offering . . . , page 22

18.   We note that you reference a minimum offering amount in this risk factor. Please revise to remove this disclosure as it does not appear that you intend to have a minimum offering or advise.

Our board of directors may change any of our investment objectives . . . , page 31

19.   Please revise this risk factor and your disclosure elsewhere, as appropriate, including in your cover page risk factors and summary risk factors, to clarify whether your board of directors may change any of your investment objectives without shareholder consent. Please also revise your disclosure here and elsewhere, as appropriate, to indicate how and when you will notify your stockholders of any changes to your investment objectives.

Market Data, page 48

20.   We note your disclosure stating that you cannot assure the accuracy or completeness of the data prepared by other sources. This statement appears to disclaim the issuer's responsibility for information in the registration statement. As this is not consistent with the liability provisions of the Securities Act, please revise the disclosure to remove this disclaimer.

Management, page 63

Executive Officers and Directors, page 65

21.   For each director, please provide all of the disclosure required by Item 401(e) of Regulation S-K. For example, for Mr. Schwartz, please disclose the specific experience,

qualifications, attributes or skills that led to the conclusion that he should serve as a director for you in light of your business and structure.

Affiliated Companies, page 77

Our Dealer Manager, page 78

22.   Please provide disclosure regarding the experience of the significant employees of your dealer manager in accordance with Item 401(c) of Regulation S-K or tell us why you believe this is not required.

Management Compensation, page 79

23.   Please disclose how your advisor will be compensated if you enter into a joint venture with an affiliate or third party.

24.   We note that several fees involve the reimbursement of personnel costs and of wages and salaries and other expenses of employees engaged in your business. Please specifically disclose whether you will reimburse your advisor for the salaries and benefits to be paid to your named executive officers. In addition, in future filings that require Item 402 or Item 404 of Regulation S-K disclosure, please disclose the amount of fees paid to the advisor, break out the amounts paid pursuant to the property management fee and the reimbursement provision, and within reimbursements specify any amounts reimbursed for salaries or benefits of a named executive officer.

Stock Ownership, page 85

25.   We note your disclosure on page 3 indicating that as of January 17, 2014 you had sold approximately 91,000 shares of your common stock in a private offering. However, your stock ownership table on page 85 indicates that the 100 shares owned by SS Growth Advisor, LLC represent 100% of the outstanding shares of your common stock. Please update your stock ownership table on page 85 as of the most recent practicable date to include the shares you have sold in your private offering or advise. Please refer to Item 403 of Regulation S-K.

26.   We note your disclosure that the shares held by H. Michael Schwartz include the 100 shares owned by SS Growth Advisor, LLC. In addition, we note your disclosure that SS Growth Advisor, LLC owns 100 shares of your common stock. Please also include footnote disclosure regarding the shares owed by SS Growth Advisor, LLC to identify that these shares are controlled by Mr. Schwartz or advise.

Conflicts of Interest, page 86

Interests in Other Real Estate Programs and Other Concurrent Offerings, page 86

27.   We note your disclosure here and elsewhere that Strategic Storage Trust will have a first
        right to purchase "certain self storage properties." Please expand your discussion
        regarding Strategic Storage Trust's first right to purchase, including an explanation of
        when this right will apply. Please also clarify whether Strategic Storage Trust II, Inc. will
        have a first right to purchase properties in comparison to you, and if so, the limits, if any,
        of this right.

Private Programs, page 101

28.   We note your disclosure on page 103 that the "defendants believe none of these claims
        have merit." We note that this appears to be a legal conclusion that you are not qualified
        to make. Please provide an opinion of counsel upon which you are relying or remove this
        statement.

Stock Purchases, page 142

29.   We note your disclosure that "[f]ees are included in the price" for shares purchased in
        your dividend reinvestment plan. Please revise your disclosure to identify and discuss the
        fees that are included in the price of shares purchased in your dividend reinvestment plan
        or advise.

Signatures, page II-6

30.   Please revise your registration statement to include the signatures of a majority of the
        members of your board of directors or advise. Please refer to Instruction 1 to the
        Signatures in Form S-11. In addition, in his signature, Mr. McClure is identified as a
        director. However, it does not appear that he is a director based on your disclosure on
        pages 8 and 65 of your registration statement. Please revise your registration statement
        as appropriate or advise.

Exhibit Index

31.   Please file all required exhibits as promptly as possible. If you are not in a position to file
        your legal and tax opinions with the next amendment, please provide a draft copy for us
        to review. The draft opinions should be filed as EDGAR correspondence. In addition,
        we note the exhibit list includes "form of" agreements. Please advise us if you do not
        intend on filing final, executed agreements prior to effectiveness of the registration
        statement. Please note that the final executed version of Exhibit 3.1 must be filed prior to
        effectiveness. Please refer to Item 601(b)(3) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Isaac Esquivel at (202) 551-3395 or Jessica Barberich at (202) 551-3782 if you have questions regarding comments on the financial statements and related matters. Please contact Beth Frohlichstein at (202) 551-3789 or me at (202) 551-3585 with any other questions.

Sincerely,

/s/ Stacie D. Gorman

Stacie Gorman
Attorney-Advisor

cc: Michael K. Rafter, Esq. (Via E-mail)
        Howard S. Hirsch, Esq. (Via E-mail)